Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The Company posted a link to a transcript from an investor conference on its website on June 7, 2018, which transcript included the following excerpt:

Brandon Couillard—Jefferies LLC, Research Division—Equity Analyst

Fair enough, had to ask. In the couple of minutes we have left, I do want to shift over to the Animal Health side and talk a bit about your decision to spin off what’s been one of the best growth segments of the Schein portfolio. Why now? Who is Vets First Choice? What is their secret sauce? Have they really cracked the code on compliance, in your view? And I guess as a follow-up, I’d like to ask a question about the synergies, but just starting with the...

Steven Paladino—Henry Schein, Inc.—Executive VP, CFO & Executive Director

So why now? So we saw a nice opportunity to create shareholder value. We think this shareholder value creation comes in 2 primary areas. One is if you look at pure-play animal health companies, the Henry Schein spin-off included, we expect to get a premium valuation to the valuation Henry Schein gets for the Animal Health business embedded within Henry Schein. You can look at a lot of examples of M&A transactions that occurred as well as some of the pure-play animal health companies. It is a fast-growing segment. Pet population is growing, people love their pets as if they’re part of the family. So you can’t get that multiple arbitrage unless you do a spinoff, number one. Number two, the merger with Vets First Choice, we did publicly say we expect to have over $100 million of operating income synergies by year 3. That’s a big number. So those are the 2 specific areas of value creation. Who is Vets First Choice? So Vets First Choice is a company, I think, that was founded, I don’t know, 5, 6 years ago, something like that, that really focuses on proactive prescription management and driving increased compliance for prescriptions in the veterinary industry. So it’s really interesting that prescriptions, the compliance and what they should be prescribed for, and what are actually being prescribed for, is a big underserved market. It’s underserved because you, as a pet owner, may go to your veterinarian, you need flee or tick med, they prescribe a 30-day or 60-day supply. You use up your 30 or 60-day supply. The veterinarian really doesn’t do a lot of communications to the pet owners, and it doesn’t get renewed, when it should be renewed for, let’s say, 6 months. So what Vets First Choice has done is develop a proprietary platform that does pet owner communications on behalf of the veterinarian. So the pet owner will see a customized electronic communication to the pet owner, saying things like, “Your prescription is expected to expire in the next week. Click here and we’ll set you up for a renewal prescription,” or — and it’s coming again from the vet clinic. It’s not coming from Vets First Choice. So that communication is generally read more frequently. It’s not perceived as junk mail. It’s perceived as, “Hey, I’m getting a communication from my veterinarian. Maybe I should read it.” It also, because it’s a smart platform, allows for getting the pet owners back into the veterinary clinic, which is exciting for the veterinarian also. So the data could say, coming from your veterinarian, “We know that you haven’t been in the vet clinic for 2 years. We know that you have this particular pet, this breed, this age. It’s prone to these type of disease states. Maybe you want to come in and have that checked out.” So what it does is it expands the overall compliance, the pet meds, and also gets more in-office visits back to the veterinarian because sometimes, in order to re-up that prescription, you need a diagnostic to see whether the prescription is maintained at the same strength or changed or whatever. So they’ve been growing really very fast. It’s something that we feel very excited about, that the merger with Henry Schein should be able to accelerate that penetration with vet clinics because Henry Schein has always positioned itself as a trusted adviser to not only veterinarians but dentists and physicians. And now it’s a natural to go to that customer base, that large customer base of Henry Schein’s, and say, “We have another value-added service that we’d like to introduce you to.” So maybe I’ll stop there in the interest of time.

***

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.